[letterhead of K&L Gates LLP]

July 29, 2013

VIA EDGAR

Dominic Minore

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                           FPA Capital Fund, Inc.

File Nos.: 811-1596; 2-28157

Dear Mr. Minore:

On May 30, 2013, FPA Capital Fund, Inc. (the “Fund”) filed a Post-Effective Amendment to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) in order to, among other matters, update disclosure concerning the removal of sales charges previously applicable to the Fund.

You provided comments via telephone on July 22, 2013 regarding the Post-Effective Amendment.  Those comments and the Fund’s responses to them are below.  The changes to the Fund’s prospectus and statement of additional information as described below are filed concurrent herewith pursuant to Rule 485(b) under Regulation C under the 1933 Act and Post-Effective Amendment No. 64 to Registrant’s Registration Statement (“PEA 64”).  Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA 64.

PROSPECTUS COMMENTS

1.                                      Please confirm that the Fund does not incur acquired fund fees or expenses greater than 0.01% such that a line item for acquired fund fees and expenses should appear in the fee table.

Response:                                        The Fund did not incur acquired fund fees and expenses of more than 0.01% during its past fiscal year, and thus has not included a line item for acquired fund fees and expenses in its fee table.

2.                                      Please confirm that the Fund does not use derivatives as part of its principal investment strategies.  To the extent the Fund uses derivative instruments, please consider whether the Fund’s disclosure with respect to its use of derivatives is accurate and complete consistent with the July 30, 2010 letter from Barry Miller to Karrie McMillan of the Investment Company Institute regarding Derivatives-Related Disclosures by Investment Companies (“ICI Letter”).

Response:                                        The Fund does not use derivatives as part of its principal investment strategies.  The Fund has reviewed the ICI Letter and confirms that its discussion of derivative usage, as applicable to the Fund, is consistent with such letter.

3.                                      Please confirm that the Fund does not focus on any particular sectors or industries.  If the Fund does focus on particular sectors or industries, please add disclosure of such focus to the principal investment strategies and revise the principal investment risks accordingly.

Response:                                        The Fund does not focus on particular sectors or industries.  Accordingly, disclosure has not been added to the principal investment strategies or principal investment risks.

4.                                      In the Fund’s “principal investment strategies” the disclosure indicates the Fund may invest no more than 30% of the Fund’s total assets in the securities of foreign issuers.  Similarly, the Fund includes investment in foreign securities as a “principal risk”   If investing in emerging markets is a principal strategy, please add reference to emerging markets investments in the same references.

Response:                                        The Fund does not consider investments in emerging markets to be a principal investment strategy, and thus has not revised the “principal investment strategies” or “principal investment risks” to include a reference to emerging markets.

5.                                      Under “Performance Information,” the disclosure indicates that: “The Lipper Mid-Cap Value Fund Average provides an additional comparison of how the Fund performed in relation to other mutual funds with similar objectives.”  Please clarify what is meant by “similar objectives.”

Response:                                        The Fund has clarified the disclosure to indicate that the comparison is in relation to other mutual funds with similar “investment” objectives “as the Fund.”

6.                                      Under “Purchase and Sale of Fund Shares” in the summary portion of the Prospectus, as a matter of plain English, please add “(sell)” after “redeem” in the first sentence of the paragraph.

Response:                                        The Fund has revised the disclosure as requested.

7.                                      Under “Purchase and Sale of Fund Shares” in the summary portion of the prospectus, the disclosure indicates that transactions by mail may be sent to the Fund’s PO Box.  Please clarify at an appropriate place in the prospectus (not in the summary) which day’s net asset value a shareholder will receive when mailing an order to the PO Box.

Response:                                        The Fund has clarified the disclosure under “Purchase, Pricing and Sale of Shares” in the prospectus to indicate that transactions conducted by mail through the PO Box are priced based upon the Fund’s share price at the close of trading on the day received at the PO Box.

8.                                      Under “Tax Information” in the summary portion of the prospectus, please add the following disclosure to the end of the sentence “, which distributions may be taxable upon withdrawal from a tax-deferred arrangement.”

Response:                                        The Fund has revised the disclosure as requested.

COMMENTS ON STATEMENT OF ADDITIONAL INFORMATION

9.                                      Under “Repurchase Agreements,” the disclosure indicates that the Fund can invest up to 20% of its total assets in repurchase agreements with domestic banks or dealers to earn interest on temporarily available cash.  However, “Additional Restriction” # 5 indicates that the Fund will not invest in any repurchase agreement or senior loans if to do so would cause more than 10% of its total net assets to be invested in repurchase agreements and senior loans.  Please reconcile these limits in the disclosure.  Also, please indicate in the disclosure under “Repurchase Agreements” that they constitute loans made by the Fund.

Response:                                        The Fund has reviewed the disclosure and determined that the appropriate limit is that 20% of the Fund’s total assets may be invested in repurchase agreements with domestic banks or dealers to earn interest on temporarily available cash, and that the Fund will not invest more than 10% of its total assets in repurchase agreements that mature in more than seven days.  The Fund will therefore remove non-fundamental “Additional Restriction” # 5.

10.                               Please confirm that the Fund does not use or invest in reverse repurchase agreements; if the Fund does use or invest in reverse repurchase agreements, please add disclosure of such investments and the maximum amount that may be invested.

Response:                                        The Fund does not use or invest in reverse repurchase agreements and thus has not added disclosure concerning these instruments.

11.                               Under “Securities Lending,” please expand the disclosure to: (a) indicate the maximum amount of assets that may be devoted to securities lending, (b) disclose that the costs associated with securities lending do not appear in the Fund’s fee table, (c) disclose, if true, that the Fund bears any loss of reinvested collateral received in connection with securities lending activity, and (d) clarify that the Board has obligations to recall lent securities in time to vote if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response:                                        The Fund has clarified the disclosure to address the items noted in the comment.

12.                               The disclosure following the investment restrictions indicates that borrowings by the Fund in excess of the fundamental limitations must be reduced within 48 hours “(excluding weekends and holidays)”.  Please revise to indicate that the period is 48 hours excluding “Sundays” and holidays.

Response:                                        The Fund has revised the disclosure as requested.

*                                         *                                         *

In connection with responding to the Staff’s comments, the Fund acknowledges that:

•                  The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•                  The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (415) 249-1053 or Mark Perlow at (415) 249-1070.

Very truly yours,

/s/ Kurt J. Decko

Kurt J. Decko

cc:	J. Richard Atwood
First Pacific Advisors, LLC
Mark D. Perlow
K&L Gates LLP